UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2025

Juvenal Victor Fontes Dos Santos
President
Venyra Corp
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

Re: Venyra Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed September 8, 2025
File No. 333-288757

Dear Juvenal Victor Fontes Dos Santos:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1

Description of Business, page 26

1. You indicate that the AI Business Generator is available on your website and "[t]he AI Business Plan Generator is fully operational and processes client inputs to generate structured business plans." It does not appear that the link to the AI Business Plan Generator on your website is operational. Please advise and revise your disclosure as appropriate.

General

2. Please update your financial statements for the latest interim period.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas C. Cook, Esq.